SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated October 18, 2005 regarding the acquisition of certain companies in India by the Registrant’s indirect non-wholly owned subsidiary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ CHAN TING YU
Chan Ting Yu Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ACQUISITION OF

99.998% OF THE ISSUED SHARE CAPITAL IN

BPL MOBILE COMMUNICATIONS LIMITED

AND

THE ENTIRE ISSUED SHARE CAPITAL IN BPL MOBILE CELLULAR LIMITED

DISCLOSEABLE TRANSACTION

A letter from the board of directors of Hutchison Telecommunications International Limited on the BPL Companies Acquisition is set out on pages 6 to 11 of this circular.

18 October 2005

CONTENTS

Pages
DEFINITIONS	1

LETTER FROM THE BOARD	6

APPENDIX – GENERAL INFORMATION	12

– i –

DEFINITIONS

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Additional 7 Circles”	the telecommunication circles of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir in India

“Announcement”	the announcement of HTIL dated 26 September 2005 relating to, among other things, the BPL Companies Acquisition and the Spacetel Acquisition

“associate”	shall have the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“BPL Cellular”	BPL Mobile Cellular Limited, a public company incorporated in India and holder of a licence to provide GSM mobile services in the telecommunication circles of Maharashtra, Tamil Nadu and Kerala in India

“BPL Cellular Acquisition”	the proposed acquisition of the BPL Cellular Sale Shares, being 100% of the issued share capital of BPL Cellular in accordance with the terms of the BPL Companies Term Sheet and/or the BPL Cellular Share Purchase Agreement

“BPL Cellular Sale Shares”	126,197,956 ordinary shares of nominal value of INR100 each in the capital of BPL Cellular currently owned by BPL Com (and its nominees) representing the entire issued share capital of BPL Cellular to be sold or procured to be sold by BPL Com to Hutchison Essar (and its nominees) under the BPL Companies Term Sheet and/ or the BPL Cellular Share Purchase Agreement

“BPL Cellular Share Purchase Agreement”	the share purchase agreement to be negotiated and entered into between BPL Com as vendor and Hutchison Essar as purchaser in respect of the BPL Cellular Sale Shares, a condition precedent to the completion of the BPL Cellular Acquisition

“BPL Com”	BPL Communications Limited, a company incorporated in India, the vendor of the BPL Cellular Sale Shares and a BPL Mumbai Vendor in respect of approximately 73.998% of the issued shares in BPL Mumbai

“BPL Companies”	BPL Cellular and BPL Mumbai, collectively

“BPL Companies Acquisition”	the BPL Cellular Acquisition and the BPL Mumbai Acquisition, collectively

“BPL Companies Completion”	completion of either the BPL Cellular Acquisition and/or the BPL Mumbai Acquisition

DEFINITIONS

“BPL Companies Consideration”	the aggregate consideration including assumed debt for the BPL Companies, before any adjustments

“BPL Companies Term Sheet”	the legally binding term sheet dated 26 September 2005 and made among BPL Com (as vendor in the BPL Cellular Acquisition and a BPL Mumbai Vendor), the other BPL Mumbai Vendors and Hutchison Essar in respect of the BPL Companies Acquisition

“BPL Mumbai”	BPL Mobile Communications Limited, a public company incorporated in India and holder of a licence to provide GSM mobile services in the telecommunication circle of Mumbai in India

“BPL Mumbai Acquisition”	the proposed acquisition of the BPL Mumbai Sale Shares, being 99.998% of the issued share capital of BPL Mumbai, in accordance with the terms of the BPL Companies Term Sheet and/or the BPL Mumbai Share Purchase Agreement

“BPL Mumbai Consideration”	the consideration payable for the BPL Mumbai Acquisition

“BPL Mumbai Initial Deposit”	shall have the meaning ascribed to it in the sub-section entitled “BPL Companies Term Sheet-Consideration”

“BPL Mumbai Sale Shares”	86,137,177 ordinary shares of nominal value of INR10 each in the capital of BPL Mumbai, currently owned as to 63,740,935 shares (representing approximately 73.998%) by BPL Com (and its nominees); 13,790,882 shares (representing approximately 16.01%) by CGL; and 8,605,360 shares (representing approximately 9.99%) by ETH and to be acquired by Hutchison Essar (and its nominees) under the BPL Companies Term Sheet and/or the BPL Mumbai Share Purchase Agreement

“BPL Mumbai Share Purchase Agreement”	the share purchase agreement to be negotiated and entered into among the BPL Mumbai Vendors and Hutchison Essar as purchaser in respect of the BPL Mumbai Sale Shares, a condition precedent to the completion of the BPL Mumbai Acquisition

“BPL Mumbai Vendors”	BPL Com, CGL and ETH, collectively and a “BPL Mumbai Vendor” shall mean any one of them

“CGL”	Capital Global Limited, a company incorporated in Mauritius, a BPL Mumbai Vendor in respect of approximately 16.01% of the issued shares in BPL Mumbai

“connected person”	shall have the meaning ascribed to it in the Listing Rules

“Directors”	directors of HTIL

DEFINITIONS

“DoT”	the Department of Telecommunications of the Government of India

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“Essar Group”	ETH and its affiliates

“ETH”	Essar Teleholdings Limited, a substantial shareholder of Hutchison Essar, a BPL Mumbai Vendor in respect of approximately 9.99% of the issued shares in BPL Mumbai and a connected person of HTIL

“GAAP”	generally accepted accounting principles

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTIL” or the “Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“HTIL Group”	HTIL and its subsidiaries

“Hutchison Essar”	Hutchison Essar Limited (formerly known as Hutchison Max Telecom Limited), an indirect non wholly owned subsidiary of HTIL incorporated in India

“Hutchison Essar Group”	Hutchison Essar and its subsidiaries

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and the controlling shareholder of HTIL

“HWL Group”	HWL and its subsidiaries (excluding, for the purpose of this circular, the HTIL Group)

“Karthik”	Karthik Financial Services Limited, a subsidiary of ETH and a Spacetel Vendor

“Latest Practicable Date”	14 October 2005, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“percentage ratios”	shall have the meaning ascribed to that expression in the Listing Rules

DEFINITIONS

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the capital of HTIL with a nominal value of HK$0.25 each

“Shareholders”	registered holders of Shares

“Share Option Scheme”	the share option scheme of HTIL conditionally adopted by its then sole shareholder on 17 September 2004, approved by shareholders of HWL at a general meeting on 19 May 2005 and as amended by HTIL’s directors’ resolutions on 12 July 2005

“Spacetel”	Essar Spacetel Limited, a subsidiary of ETH, and the applicant for UAS Licences in the Additional 7 Circles

“Spacetel Acquisition”	the proposed acquisition of the Spacetel Sale Shares, being 100% of the issued share capital of Spacetel, in accordance with the terms of the Spacetel Share Purchase Agreement

“Spacetel Sale Shares”	25,500,000 ordinary shares of nominal value of INR10 each in the capital of Spacetel currently owned by ETH and Karthik which constitute 100% of the issued share capital of Spacetel to be acquired by Hutchison Essar under the Spacetel Share Purchase Agreement

“Spacetel Share Purchase Agreement”	the conditional share purchase agreement dated 26 September 2005 between the Spacetel Vendors and Hutchison Essar in respect of the Spacetel Sale Shares

“Spacetel Vendors”	ETH and Karthik

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subsequent Announcement”	the joint announcement of HTIL and HWL dated 30 September 2005 pursuant to which, among other things, further information relating to the BPL Companies Acquisition was disclosed

“subsidiary”	shall have the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to that expression in the Listing Rules

“UAS Licences”	Unified Access Services Licences sought to be issued by DoT permitting the licensee to provide telecommunications services pursuant to the guidelines for Unified Access (Basic & Cellular) Services Licence issued by DoT on 11 November 2003

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

DEFINITIONS

“INR” or “Rupee”	Indian Rupees, the lawful currency of the Republic of India

“US$”	United States dollars, the lawful currency of the United States of America

Note:	For the purpose of this circular and for reference only, exchange rates of US$1.00 to INR43.9 and HK$7.8 to US$1.00 are adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. Dennis Pok Man LUI	Century Yard
Mr. Tim Lincoln PENNINGTON	Cricket Square
Mr. CHAN Ting Yu	Hutchins Drive
Mr. WOO Chiu Man, Cliff	P.O. Box 2681 GT
Ms. NARDI, Kar Wai Agnes	George Town
Grand Cayman
Non-executive Directors:	British West Indies
Mr. FOK Kin-ning, Canning
Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	Head office and principal place of business:
22nd Floor
Independent Non-executive Directors:	Hutchison House
Mr. KWAN Kai Cheong	10 Harcourt Road
Mr. John W. STANTON	Hong Kong
Mr. Kevin WESTLEY

18 October 2005

To the Shareholders

ACQUISITION OF

99.998% OF THE ISSUED SHARE CAPITAL IN

BPL MOBILE COMMUNICATIONS LIMITED

AND

THE ENTIRE ISSUED SHARE CAPITAL IN BPL MOBILE CELLULAR LIMITED

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 26 September 2005, the Company stated in the Announcement that, among other things, Hutchison Essar, an indirect non wholly owned subsidiary of HTIL had entered into a legally binding conditional term sheet for the acquisition of 99.998% of the issued share capital of BPL Mumbai (a licensee for GSM mobile services in the telecommunication circle of Mumbai in India) and the entire issued share capital of BPL Cellular (a licensee for GSM mobile services in the telecommunication circles of Maharashtra, Tamil Nadu, and Kerala in India). Further details of the BPL Companies Acquisition can be found in the section headed “BPL Companies Term Sheet” below.

The BPL Companies Acquisition constitutes a discloseable transaction for HTIL which is subject to the reporting, announcement and circular requirements of the Listing Rules. This circular provides you with further details of the BPL Companies Acquisition.

LETTER FROM THE BOARD

BPL COMPANIES TERM SHEET

Date

26 September 2005

Parties

Vendors:	(1) BPL Com (as to 100% of BPL Cellular and approximately 73.998% of BPL Mumbai)

(2) CGL (as to approximately 16.01% of BPL Mumbai)

(3) ETH (as to approximately 9.99% of BPL Mumbai)

Purchaser:	Hutchison Essar

Target Companies

BPL Cellular and BPL Mumbai

BPL Com, which is the BPL Cellular Vendor and one of the BPL Mumbai Vendors in respect of approximately 73.998% of BPL Mumbai issued shares, is an investment holding company in which ETH, through the ownership of equity and preference shares, is entitled to exercise or control the exercise of approximately 19% of the voting power at general meetings of BPL Com. In addition, two of the ETH nominees on the board of directors of Hutchison Essar are also represented on the board of directors of BPL Cellular and BPL Mumbai each of which is comprised of seven persons respectively. To the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, BPL Com, CGL and their respective ultimate beneficial owners are independent of HTIL and of the connected persons of HTIL.

Conditions precedent

Completion of the BPL Companies Acquisition is conditional upon the satisfaction, or in some cases, waiver by Hutchison Essar, of a number of conditions including:

(1)	receipt of regulatory and other approvals as necessary, including approval of DoT for the BPL Mumbai Acquisition on terms satisfactory to Hutchison Essar;

(2)	execution of the BPL Cellular Share Purchase Agreement and BPL Mumbai Share Purchase Agreement;

(3)	consent to the transfer of the BPL Companies Shares, as necessary, by any lender to the BPL Companies, such consent to be on terms satisfactory to Hutchison Essar and without any adverse amendment to the terms of any existing loan to the BPL Companies;

(4)	dematerialisation of the existing physical share certificates representing the BPL Companies Shares; and

(5)	all representations and warranties of the BPL Companies Vendors being true and accurate on the date of the BPL Companies Completion.

LETTER FROM THE BOARD

Completion

The BPL Companies Term Sheet provides for completion of each of the BPL Cellular Acquisition and BPL Mumbai Acquisition within 20 days of the satisfaction of all relevant conditions precedent.

Hutchison Essar may at any time elect to terminate the BPL Companies Term Sheet and the BPL Companies Share Purchase Agreements (if signed) by written notice to BPL Com and the BPL Mumbai Vendors if they breach any of the representations and warranties and such breach is continuing or if Hutchison Essar determines that any condition precedent for completion of the BPL Companies Acquisition is incapable of being satisfied whereupon the BPL Mumbai Vendors will procure the return to Hutchison Essar of the BPL Mumbai Initial Deposit.

If completion of the BPL Cellular Acquisition has not occurred by 31 December 2005, then either BPL Com or Hutchison Essar may elect to terminate the BPL Companies Term Sheet and/or either of the BPL Companies Share Purchase Agreements, if applicable. Upon such termination, other than by reason of any breach by Hutchison Essar, the BPL Mumbai Initial Deposit shall be repaid to Hutchison Essar promptly and in any event no later than 5 business days, whereupon the parties shall have no liability or obligation to the other.

If completion of the BPL Cellular Acquisition has occurred but completion of the BPL Mumbai Acquisition has not taken place by 30 June 2006, Hutchison Essar shall, on behalf of the BPL Mumbai Vendors, arrange for a bona fide sale of the entire issued share capital of BPL Mumbai to a third party in the most efficient manner possible at the time. The proceeds of such sale (the “BPL Mumbai Third Party Sale Proceeds”) shall be applied (i) so that BPL Com, on behalf of the BPL Mumbai Vendors, will receive an aggregate amount equal to the BPL Mumbai Consideration (and if the BPL Mumbai Third Party Sale Proceeds are less than the BPL Mumbai Consideration (after deducting the amount of the BPL Mumbai Initial Deposit), Hutchison Essar shall pay the BPL Mumbai Vendors the shortfall amount); and (ii) if the BPL Mumbai Third Party Sale Proceeds are in excess of the BPL Mumbai Consideration (after deducting the amount of the BPL Mumbai Initial Deposit), then any excess amount shall be paid immediately to Hutchison Essar.

Assets to be acquired

Based on the information provided to Hutchison Essar,

(1)	the BPL Cellular Sale Shares represent 100% of the issued share capital of BPL Cellular. For the financial years ended 31 March 2004 and 31 March 2005, the audited losses before and after taxation and extraordinary items of BPL Cellular were approximately INR2,358 million (or approximately US$53.7 million or HK$418.9 million) and INR886 million (or approximately US$20.2 million or HK$157.6 million) respectively. The audited total assets value of BPL Cellular as at 31 March 2005 was INR9,764 million (or approximately US$222.4 million or HK$1,734.7 million) respectively. The audited net liabilities of BPL Cellular as at 31 March 2005 was INR7,169 million (or approximately US$163.3 million or HK$1,273.7 million). BPL Cellular accounts were prepared in accordance with generally accepted accounting principles applied in India and their audit was conducted in accordance with auditing standards established by Institute of Accountants of India and the above information has not been adjusted to accounting principles generally accepted in Hong Kong.

(2)

the BPL Mumbai Sale Shares represent 99.998% of the issued share capital of BPL Mumbai. For the financial year ended 31 March 2004, the audited losses before tax of BPL Mumbai were approximately INR110 million (or approximately US$2.5 million or HK$19.5 million) and for the financial year ended 31 March 2005, the audited profits before tax of

LETTER FROM THE BOARD

BPL Mumbai were approximately INR526 million (or approximately US$12 million or HK$93.6 million). For the same periods, the audited (losses)/profit after taxation and extraordinary items of BPL Mumbai were approximately INR(110 million) (or approximately US$(2.5 million) or HK$(19.5 million)) and INR524 million (or approximately US$11.9 million or HK$92.8 million) respectively. The audited total assets value of BPL Mumbai as at 31 March 2005 was INR9,086 million (or approximately US$207 million or HK$1,614.6 million) respectively. The audited net asset value of BPL Mumbai as at 31 March 2005 was INR437 million (or approximately US$10 million or HK$78 million). BPL Mumbai accounts were prepared in accordance with generally accepted accounting principles applied in India and their audit was conducted in accordance with auditing standards established by Institute of Accountants of India and the above information has not been adjusted to accounting principles generally accepted in Hong Kong.

(3)	Based on value of equity and amount of debt as appearing on the audited balance sheets of the BPL Companies as at 31 March 2005, the combined enterprise value of the BPL Companies was approximately INR50,649 million (or approximately US$1,153.7 million or HK$8,999 million).

HTIL has obtained from ETH for disclosure in the Subsequent Announcement information on its original purchase cost of the approximately 9.99% of the issued shares in BPL Mumbai being INR1,200 million (or approximately US$27.3 million or HK$212.9 million).

Consideration

The effective BPL Companies Consideration is, before adjustments, INR50,649 million (or approximately US$1,153.7 million or HK$8,999 million). An initial interest-free cash deposit of INR5,500 million (or approximately US$125.3 million or HK$977.3 million) (the “BPL Mumbai Initial Deposit”) was paid to BPL Com, on behalf of the BPL Mumbai Vendors, on 10 October 2005 and is to be applied towards satisfaction of the BPL Mumbai Consideration. The BPL Mumbai Consideration is subject to adjustments to include (i) an amount of up to US$6.6 million (or approximately HK$51.5 million) being costs to be incurred by BPL Mumbai Vendors which Hutchison Essar has agreed to reimburse; and (ii) interest on the BPL Companies Consideration (less the BPL Mumbai Initial Deposit and before any adjustment pursuant to (i) above) accruing from 1 August 2005 up to and including the payment date of the balance thereof. The BPL Mumbai Consideration payable in cash to ETH for its 9.99% issued shares in BPL Mumbai is, before adjustment, approximately INR1,300 million (or approximately US$30 million or HK$234 million).

The BPL Companies Consideration was arrived at after arm’s length negotiations and was supported by a recent independent third party valuation on the BPL Companies. Hutchison Essar will fund the BPL Companies Acquisition through a combination of shareholders’ funding and external bank borrowings.

INFORMATION ON BPL COMPANIES, BPL COM, CGL AND ESSAR GROUP

BPL Mumbai is a licensee for GSM mobile services in the telecommunication circle of Mumbai in India. BPL Cellular is a licensee for GSM mobile services in the telecommunication circles of Maharashtra, Tamil Nadu, and Kerala in India.

LETTER FROM THE BOARD

ETH (the BPL Mumbai Vendor in respect of approximately 9.99% of the issued shares in BPL Mumbai), is a connected person of HTIL by virtue of being a substantial shareholder of Hutchison Essar, a subsidiary of HTIL. The Essar Group is one of India’s largest corporate houses with interests spanning the manufacturing and service sectors in both old and new economies: steel, power, shipping, constructions, oil and gas and telecoms.

BPL Com and CGL are investment holding companies which, to the best of the knowledge, information and belief of the Directors, are independent of HTIL and its connected persons.

FINANCIAL EFFECTS OF THE BPL COMPANIES ACQUISITION

Following Completion, the Company will consolidate the results of the BPL Companies under Hong Kong GAAP and United States GAAP. As at the Latest Practicable Date, the accounts of BPL Companies prepared under Hong Kong GAAP and United States GAAP are unavailable and the following financial information was prepared with reference to the audited accounts of BPL Companies for the year ended 31 March 2005 prepared in accordance with generally accepted accounting principles applied in India.

Based on the abovementioned audited accounts of BPL Companies and other information provided to Hutchison Essar, the following impact on the Company would be noted following Completion:

(i)	Earnings

There will be (i) an additional interest charge from the increase in external bank borrowings which in total amount to approximately INR33,101 million (or approximately HK$5,881 million or US$754 million); and (ii) an increase in the profit (loss) attributable to shareholders of the HTIL Group following the consolidation of the results of the BPL Companies;

(ii)	Liabilities

There will be an increase in (i) the total bank borrowings of approximately INR33,101 million (or approximately HK$5,881 million or US$754 million); and (ii) the other liabilities of the HTIL Group following the consolidation of the financial position of the BPL Companies; and

(iii)	Assets

Following consolidation of the BPL Companies there will be (i) an increase in the total tangible assets of the HTIL Group; and (ii) goodwill of approximately INR31,568 million (or approximately HK$5,608 million or US$719 million) will arise due to the amount paid over the book value of the BPL Companies of INR6,732 million (or approximately HK$1,196 million or US$153.3 million) as of 31 March 2005 and after taking into account the debt of the BPL Companies assumed by the HTIL Group. The amount of goodwill will change upon conversion to Hong Kong Financial Reporting Standards.

REASONS FOR ENTERING INTO THE BPL COMPANIES TERM SHEET

Upon completion of the BPL Companies Acquisition, the Hutchison Essar Group will have expanded its operations into 3 key additional licence areas and strengthened its position in Mumbai, a major market for the HTIL Group. Accordingly, the Board considers the pursuit of the BPL Companies Acquisition to be in line with the HTIL Group’s strategy to expand its coverage in India when appropriate opportunities arise with a view to further strengthening its competitive position and improving its prospects for offering nationwide telecommunication services. The Directors, including the Independent Non-executive Directors, consider the BPL Companies

LETTER FROM THE BOARD

Acquisition to be on normal commercial terms, which have been arrived at after arm’s length negotiations between the parties and are fair and reasonable insofar as the shareholders of HTIL are concerned. Upon completion of the Spacetel Acquisition and obtaining all the UAS Licences applied for to operate in the Additional 7 Circles, the Hutchison Essar Group will have expanded its licence areas in India from 13 to 23 key telecommunication licence areas.

DISCLOSEABLE TRANSACTION

Each of the relevant percentage ratios for the BPL Companies Acquisition calculated in accordance with Listing Rule 14.07 exceeds 5% but is less than 25%. Accordingly, the BPL Companies Acquisition constitutes a discloseable transaction for the Company under the Listing Rules, which is subject to the reporting, announcement and circular requirements of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully
By order of the Board

Fok Kin-ning, Canning
Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to HTIL. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	LITIGATION

As at the Latest Practicable Date and save as disclosed below, neither HTIL nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against HTIL or any of its subsidiaries.

India

The sales tax authorities of India have claims against the HTIL Group for sales taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims to date amount to HK$157 million. The HTIL Group has been successful in obtaining Court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. However, if the sales tax authorities were successful in obtaining a favourable ruling that sales tax was payable on all the aforementioned revenues streams, it is possible that this ruling may be applied retrospectively and in this situation the HTIL Group estimates the maximum aggregate amount payable to be approximately HK$468 million. The HTIL Group considers that the sales authorities’ claims are without foundation. The HTIL Group is vigorously defending all claims and has successfully obtained stay orders in respect of all proceedings implemented by the sales tax authorities to date. No provision has been made as it is expected that the HTIL Group will meet the requisite performance criteria and will be successful in its defence against the claims.

APPENDIX	GENERAL INFORMATION

3.	DIRECTORS’ INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of HTIL in the Shares, underlying shares and debentures of HTIL or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to HTIL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to HTIL and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by HTIL (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares and debentures of HTIL

Long positions in the Shares/underlying shares of HTIL

Name of Director	Capacity	Nature of interests	Number of shares held	Number of underlying shares held	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	0.0253%
Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	0.0053%
Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	0.0054%
Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	—	0.0021%
Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	0.0021%
Nardi, Kar Wai Agnes	Beneficial owner	Personal interest	100,000	—	0.0021%
John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 3)	0.0022%

Notes:

1.	Such Shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

2.	17,000 ADSs (each representing 15 Shares) were held by Mr. Frank John Sixt.

3.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr. John W. Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations

(A)	Long positions in the shares/underlying shares of HWL

Name of Director		Capacity		Nature of interests	Number of shares of HWL held		Approximate % of shareholding of HWL
Fok Kin-ning, Canning		Interest of a controlled corporation		Corporate interest	4,310,875 (Note)		0.1011%
Chow Woo Mo Fong, Susan		Beneficial owner		Personal interest	150,000		0.0035%
Frank John Sixt		Beneficial owner		Personal interest	50,000		0.0012%
Woo Chiu Man, Cliff		Interest of spouse		Family interest	10,000		0.0002%
John W. Stanton	(i)	Interest held	(i)	Other interest	1,016,500)
		jointly with				)
		spouse				)
						)
	(ii)	Trustee of a trust	(ii)	Other interest	6,600)		0.0240%

Note:	Such shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

(B)	Long positions in the shares, underlying shares and debentures of other associated corporations

Mr. Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i) (a)	5,100,000 ordinary shares, representing approximately 0.752% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 and 1,000,000 ordinary shares respectively; and

(b)	1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

(ii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iii)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.148% of the then issued share capital, in Partner Communications Company Ltd.; and

APPENDIX	GENERAL INFORMATION

(iv)	corporate interests in a nominal amount of US$6,500,000 in the 6.25% Notes due 2014 issued by Hutchison Whampoa International (03/33) Limited and a nominal amount of EUR12,600,000 in the 4.125% Notes due 2015 issued by Hutchison Whampoa Finance (05) Limited.

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr. Fok and his spouse.

Mr. Frank John Sixt in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 1,000,000 ordinary shares, representing approximately 0.147% of the then issued share capital in HTAL.

Mr. Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital of Cheung Kong Infrastructure Holdings Limited.

(III)	Directors’ rights to acquire Shares

As at the Latest Practicable Date, the Directors’ interests in options granted pursuant to the Share Option Scheme to subscribe for Shares which remain outstanding are summarised below:

Name of Director	Date of grant of share options*	Number of share options as at the Latest Practicable Date	Exercise period of share options	Exercise price of share options** HK$
Dennis Pok Man Lui	8.8.2005	13,500,000	8.8.2006 to 7.8.2015	8.70
Tim Lincoln Pennington	8.8.2005	5,000,000	8.8.2006 to 7.8.2015	8.70
Chan Ting Yu	8.8.2005	5,000,000	8.8.2006 to	8.70
			7.8.2015
Woo Chiu Man, Cliff	8.8.2005	3,500,000	8.8.2006 to 7.8.2015	8.70
Nardi, Kar Wai Agnes	8.8.2005	4,000,000	8.8.2006 to 7.8.2015	8.70

Total		31,000,000

*	The share options will be vested according to a schedule, namely, as to as close to 1/3 of the Shares which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.

**	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of HTIL.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated

APPENDIX	GENERAL INFORMATION

corporation (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

4.	DIRECTORS’ SERVICE CONTRACTS

None of the Directors has, or is proposed to have, a service contract with any member of the HTIL Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

5.	DIRECTORS’ INTEREST IN ASSETS/CONTRACTS AND OTHER INTEREST

None of the Directors has any interest, direct or indirect, in any assets which have, since 31 December 2004, being the date of the latest published audited accounts of the HTIL Group, been acquired or disposed of or by or leased to any member of the HTIL Group or are proposed to be acquired or disposed of by or leased to any member of the HTIL Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the HTIL Group taken as a whole.

6.	QUALIFICATIONS OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The Company Secretary of HTIL is Ms. Edith Shih. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, and a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

The Qualified Accountant of HTIL is Mr. Mark Robert Harris. He is a certified public accountant in the State of California, the United States of America. Mr. Harris acquired a Bachelor of Science in Business Administration with a concentration in Accounting in 1995 from California Polytechnic State University, San Luis Obispo, California.

APPENDIX	GENERAL INFORMATION

7.	REGISTERED OFFICE, HEAD OFFICE, PRINCIPAL PLACE OF BUSINESS AND TRANSFER OFFICE OF THE COMPANY

Registered office:	Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Head office and principal place of business:	22nd Floor
Hutchison House
10 Harcourt Road
Hong Kong

Principal share registrar and transfer office:	Butterfield Fund Services (Cayman) Limited
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
British West Indies

Hong Kong branch share registrar and transfer office:	Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

8.	MISCELLANEOUS

(a)	The HTIL Group is a leading global provider of telecommunications services. The HTIL Group currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

(b)	Hutchison Essar is a provider of telecommunication services in India.

(c)	In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.